Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on August 12, 2021

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Thursday, August 12, 2021, at 12:00 p.m. (Israel time) for the following purposes:

1.	To elect nine members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected;

2.
To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and approve the terms of his compensation in such capacity, subject to approval of his election to the Board of Directors under Proposal 1;

3.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors;

4.	To approve an increase in the annual base salary of the Company’s chief executive officer, Mr. Russell Ellwanger;

5.	To approve the award of equity-based compensation to the Company’s chief executive officer, Mr. Russell Ellwanger;

6.
To approve an equity grant to each of the members of our Board of Directors (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger whose equity compensation is addressed in Proposals 2 and 5, respectively), subject to approval of their election to the Board of Directors under Proposal 1; and

7.
To approve the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2021 and for the period commencing January 1, 2022 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2020.

We are not currently aware of any other matters to be presented at the Meeting.  If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Shareholders of record at the close of business on July 6, 2021, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors, Amir Elstein Chairman of the Board June 28, 2021
ii

TOWER SEMICONDUCTOR LTD.
20 Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on August 12, 2021

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”), of Tower Semiconductor Ltd. (“we,” “us,” “our,” the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday, August 12, 2021, at 12:00 p.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on July 6, 2021.  You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on July 6, 2021, or which appears in the participant listing of a securities depository on that date.  You can vote your ordinary shares by attending the Meeting or by following the instructions under “Proxies” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, holders of Ordinary Shares who will not attend the Meeting in person are urged to vote with respect to the proposals by means of a proxy card.

This Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement was also filed with the Israel Securities Authority (“ISA”) and the Tel Aviv Stock Exchange (“TASE”) and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il.  This Proxy Statement will also be available on our website www.towersemi.com.

All Ordinary Shares represented by a properly executed proxy in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR all nominees in Proposal 1 and FOR all of the other proposals that are set forth in the accompanying Notice of Meeting.

If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, by following the instructions on the voting instruction form to vote via Internet or telephone

A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the position statements posted on the ISA website, unless the shareholder has given notice that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the record date.

Alternatively, shareholders who hold the Company’s ordinary shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the record date.  Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

Two or more shareholders present, in person or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 19, 2021 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the scheduled time, the persons present shall constitute a quorum.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of shareholders present at the Meeting, in person, by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to each such proposal, is required to elect each of the director nominees named in Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposals 3, 4 and 5 requires that either: (i) such majority include at least a majority of the voting power of the non-controlling shareholders and non-interested shareholders who are present in person or by proxy or voting via the Electronic System, Internet or telephone, and vote on such proposal (excluding abstentions); or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders does not exceed 2% of all the voting power in the Company (the “Special Majority”).

Shareholders are requested to notify us as to whether or not they have a “Personal Interest” in connection with each of Proposals 3, 4 and 5. Shareholders voting by means of a proxy card, voting instruction form, Internet or telephone or via the Electronic System, are required to notify us when voting as to whether or not they have a Personal Interest with respect to each such proposal. If any shareholder casting a vote on Proposals 3, 4 and/or 5 does not notify us as to whether or not they have a Personal Interest with respect to any of Proposals 3, 4 and/or 5, their vote will not be counted for purposes of any such proposal(s).

Under the Israeli Companies Law, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than August 2, 2021 at 12:00 p.m. (Israel time).

Meeting Agenda

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than July 5, 2021.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our Articles of Association for inclusion on the agenda for the Meeting, the Company will publish an updated agenda and proxy card for the Meeting, no later than July 12, 2021, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

PRINCIPAL SHAREHOLDERS

The following information, as of March 31, 2021, concerns the beneficial ownership of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares.  As of such date, 107,959,222 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Unless otherwise noted, the information set forth below calculates beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under which all Ordinary Shares which a person has the right to acquire upon exercise or conversion of securities that are currently exercisable for or convertible into Ordinary Shares or that will become exercisable for or convertible into Ordinary Shares within sixty days as of March 31, 2021, are treated as beneficially owned and as outstanding for calculation of that person’s beneficial interest but which does not treat as outstanding Ordinary Shares which are issuable upon such exercise or conversion by other persons.

Based on a Form 13F filed by Wellington Management Group LLP with the Commission on May 17, 2021, it held, as of March 31, 2021, approximately 9.4 million Ordinary Shares, which represented 8.7% of the outstanding Ordinary Shares as of such date.

Based on a Form 13F filed by Senvest Management, LLC with the Commission on May 14, 2021, it held, as of March 31, 2021, approximately 7.6 million Ordinary Shares, which represented 7.0% of the outstanding Ordinary Shares as of such date.

Based on a report submitted by Phoenix Holdings Ltd. to the Company dated April 4, 2021, it held, as of March 31, 2021, approximately 6.5 million Ordinary Shares, which represented 6.1% of the outstanding Ordinary Shares as of such date.

Based on a report submitted by Harel Insurance Investments & Financial Services, Ltd. to the Company dated April 4, 2021, it held, as of March 31, 2021, approximately 5.9 million Ordinary Shares, which represented 5.5% of the outstanding Ordinary Shares as of such date.

Compensation of Executive Officers

Pursuant to the Israeli Companies Law, the Company is required to present information regarding the compensation of certain office holders (as defined in the Israeli Companies Law) in the year for which the consolidated audited financial statements are being presented to the Company’s shareholders, which may be by incorporation by reference to its reports filed with the Commission.  Accordingly, the foregoing information is incorporated herein by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2020, as filed with the Commission on April 30, 2021.

PROPOSAL 1
ELECTION OF DIRECTORS

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of nine members, all of whom were appointed as directors at the Company’s previous annual shareholder meeting.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current nine directors, Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Ilan Flato, Yoav Chelouche, Iris Avner, Ms. Michal Vakrat Wolkin and Mr. Avi Hasson, shall be standing for re-election at the Meeting to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After receiving all the relevant information from each of the nine director nominees, the Board has made a determination of independence under the Nasdaq Listing Rules with respect to all of the director nominees, other than Mr. Ellwanger, our Chief Executive Officer.

The size, structure, and composition of the Board is subject to continual evaluation. The recommendations and decisions with respect to appointment of board members are formulated after comprehensive review in order to ensure that the Board has the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Corporate Governance and Nominating Committee (the “CGN Committee”) and Board of Directors have discussed and evaluated the skills currently present within the boardroom to identify skills that the Board may benefit from further as well as determine any gaps in skills or competencies that could be addressed in future director appointments.

The CGN Committee is responsible for ensuring that director appointment processes are formal, rigorous and transparent. Following its annual review, and taking into account each director nominee’s external commitments and their impact on the nominee’s commitment to the Company, the CGN Committee and the Board of Directors have recommended that each of the nine currently serving directors be nominated for re-election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.  The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a Director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior thereto, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid State Physics Department of Applied Physics from the Hebrew University of Jerusalem in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd.

 and Tower Semiconductor San Antonio, Inc.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the CGN Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, a director at Trellis Inc, Chair of the general assembly of the Kinneret Academic College and chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion - Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the CGN Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross is currently the COO of Prospera Technologies Ltd., an AgTech Data Company.  Mrs. Gross was the CFO of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the CEO of Btendo, a start-up company that developed MEMS-based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2018 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel-Aviv University and an M.A. degree in business administration from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Israeli Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel-Aviv Stock Exchange since January 2012.  Since 2011, Mr. Flato has been a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking in United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the CGN Committee since January 2018, and as a chairman and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Chelouche serves as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & CEO of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd., the Tel-Aviv Stock Exchange, Ltd., Shufersal Ltd. and Malam-Team Ltd. Mr. Chelouche is also a board member in several private companies, including Aviv Ventures’ portfolio companies: Vessl Therapeutics and ScaleMP.  Mr. Chelouche also previously served as Chairman of several public companies. Mr. Chelouche holds a B.A. degree in economics and statistics from Tel-Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Israeli Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy CEO of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israeli Discount Bank including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and Amir Marketing and Investments in Agriculture since May 2017.  Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016.  Ms. Avner previously served on several boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the CGN Committee since November 2020.  Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion - Israel Institute of Technology in Israel in 1996 and Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Mr. Hasson is a partner at Emerge, a leading early stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer, SpaceIL and Israel Tech Challenge.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, ECtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel-Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

In accordance with exemptions from the Israeli law requirements to have external directors serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Capital Market rules) applicable to U.S. domestic issuers.  In addition, the composition of our CGN Committee complies with the requirements of the Nasdaq Capital Market rules applicable to U.S. domestic issuers.

The Board of Directors annually performs a formal evaluation of its performance and an individual Board member assessment to identify potential skills that the Board may benefit from further, as well as determine any gaps in skills or competencies that could be addressed in future director appointments. This evaluation also examines the effectiveness and efficiency of the operation of the Board and its committees as well as each director’s contribution to the boardroom discussions and commitment to the role. In conjunction with the annual evaluation, the Board of Directors discussed the ways in which the Board may play a more active role in the formulation of the Company’s strategy and contribute to the evaluation of new technology roadmaps and applications.

Further to the Company’s adoption of an Environmental, Social and Governance (“ESG”) program, the Company has placed substantial focus on governance matters involving the Board and its committees, among others, as well as social and environmental awareness and related activities.  These ESG initiatives are presented to the Board, disclosed on the Company’s website and internally communicated, including trainings, to ensure understanding, commitment and enthusiasm corporate-wide.  To this extent, the Board of Directors asked the CGN Committee, chaired by Kalman Kaufman, to update its committee charter to include special focus on overseeing ESG initiatives and activities.

Subject to their election at the Meeting, the directors shall receive the cash compensation as approved by our shareholders at the annual general meeting held in September 2020 (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is addressed separately below).  In addition, at the Meeting, shareholders are being asked to approve the award of equity-based compensation to the foregoing directors (see Proposal 6).  For the proposed equity-compensation awards to Mr. Amir Elstein and Mr. Russell Ellwanger, see Proposals 2 and 5, respectively. If elected at the Meeting, all of the directors shall continue to benefit from indemnification agreements entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2020, the Board held a total of eleven meetings, and average director attendance at Board and committee meetings was 99.8%.  Individual attendance is set forth in the table below:

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	CGN Committee Meetings
Amir Elstein	11/11

Russell C. Ellwanger	10/11

Kalman Kaufman	11/11			5/5

Dana Gross	11/11		24/24	5/5

Ilan Flato	11/11	4/4	24/24

Yoav Z. Chelouche	11/11	4/4		5/5

Iris Avner	11/11	4/4

Michal Vakrat Wolkin*	3/11			1/5

Avi Hasson**	3/11	0/4	5/24

Rami Guzman***	11/11	4/4	24/24	3/5

Alex Kornhauser	8/11****

Jerry Neal*****	3/11		9/24

*
Michal Vakrat Wolkin was elected to the Board of Directors by the shareholders in September 2020 and therefore, did not attend Board meetings prior to such date. Michal Vakrat Wolkin was appointed to the CGN Committee in November 2020 and therefore, participated in the last CGN Committee meeting held in 2020.

**
Avi Hasson was elected to the Board of Directors by the shareholders in September 2020 and therefore, did not attend Board meetings prior to such date. Avi Hasson was appointed to the Audit Committee in November 2020 (subsequent to the last Audit Committee meeting held in 2020), and was appointed to the Compensation Committee in November 2020 and therefore, participated in the last five Compensation Committee meetings in 2020.

***	Rami Guzman resigned from the Board of Directors in January 2021.

****	Alex Kornhauser resigned from the Board of Directors in October 2020 due to illness and therefore, did not participate in the remaining Board meetings in 2020.

*****	Jerry Neal resigned from the Board of Directors in April 2020 and therefore, did not participate in the remaining Board and Compensation Committee meetings in 2020.

If a properly executed proxy card does not give specific instructions with respect to the election of the directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby “FOR” the election of each of the director nominees named above.  If any such nominee is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Each of the director nominees named above has attested to the Board of Directors and the Company that he/she meets all the requirements for election as a director of publicly traded companies under the Israeli Companies Law and the regulations promulgated thereunder.

The election of each of the director nominees requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to the election of each such director.

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above.

PROPOSAL 2
APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF
THE BOARD OF DIRECTORS AND APPROVE HIS TERMS OF COMPENSATION

Pursuant to the Company's Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as its Chairman. As in previous years, the CGN Committee considered the important topic of succession planning across the business. The CGN Committee is satisfied that adequate succession planning is in place for the Chairman of the Board as well as the Chief Executive Officer and senior management team. The CGN Committee also monitors the length of tenure, skills and experience of the Board as a whole. Following discussion and review, the Board of Directors has nominated Mr. Amir Elstein to continue to serve as the Chairman of the Board of Directors until the next annual general meeting of shareholders and until his successor is duly appointed, subject to the approval of his election as a director at the Meeting (see Proposal 1).

The Compensation Committee and Board of Directors have considered and determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Company’s current Compensation Policy for Executive Officers and Directors, as well as the proposed amended Compensation Policy (see Proposal 3), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed as Chairman of the Board of Directors at the Meeting, Mr. Elstein’s compensation for services in such capacity will remain unchanged, and will continue to be $600,000 per annum. Half of Mr. Elstein’s compensation will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half in time-based restricted stock units (“RSUs”), of which one-third shall vest each year over the three year period following the date of grant and will be subject to applicable withholding taxes. In accordance with common practice, in the event that Mr. Elstein’s service as the Chairman of the Board of Directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, since our Chairman has served on the Board of Directors for more than five years, all unvested RSUs shall be accelerated. If approved by shareholders at the Meeting, the grant date for such equity grant will be the date of approval by shareholders.

Mr. Elstein, as the Chairman of the Board of Directors, is subject to a minimum stock ownership guideline which was adopted by our Board of Directors, under which the Chairman of the Board of Directors is required to own ordinary shares of the Company in a minimum value that equals at least 50% of the annual cash compensation paid to him, in order to further align the interests of our executives and our shareholders.  Mr. Elstein has five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum holdings, and during such period he must retain at least 20% of any vested time-based RSUs granted to him from the date such guideline was approved by the Board of Directors and until the minimum holding is met. Subject to the approval of Proposal 3, this guideline will be specifically incorporated into the amended Compensation Policy (see Proposal 3).

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.”

The approval of Proposal 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF AN AMENDMENT TO THE COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Under the Israeli Companies Law, the compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.  Our current compensation policy was approved by the shareholders at the annual general meeting held in September 2020 (the “Compensation Policy”).

Our Compensation Committee engaged an independent compensation consultant to conduct a review of our executive compensation structure and provide benchmark data as compared to the Company’s industry peers, to examine the impact, if any, of the COVID-19 pandemic on executive compensation.  The independent benchmark data demonstrated that executive compensation in the Company’s industry has increased during the past year. In addition, the independent consultant advised that in order to align with market best practice, the Company should add a provision to the Compensation Policy providing for a potential annual upside equity grant that would vest in the event that the executives outperform the Company’s corporate annual plan or other corporate financial, business or operating pre-defined target(s), which provision does not appear under the current Compensation Policy.  Accordingly, the Compensation Committee concluded that it would be in the best interest of the Company to amend the Compensation Policy to add such a provision and update the ratio of total variable compensation to fixed compensation accordingly.  The proposed amendments to the respective provisions of the Compensation Policy are set forth on Exhibit A attached to this Proxy Statement (the underlined text is proposed to be added to the respective provisions of the Compensation Policy and the text in bold strikethrough is proposed to be deleted from the respective provisions of the Compensation Policy).

The Company is a global foundry player competing with peers located all over the world for market share and technologies, mostly in the United States and Far East, and also competes for retention of its key employees and hiring of new skilled and capable employee talent.  In addition, over the last five years, more than two thirds of the Company’s daily trade is on NASDAQ while less than one third of its trade is on the TASE, demonstrating its strong global presence and that both global and local benchmarks should be considered.  To that end, the Compensation Committee evaluated the Company’s equity grant structure as compared to the peers it competes with globally and locally, in the United States, Israel (including Israeli companies listed for trading in Israel and in additional jurisdictions) and Europe in similar industries.  This peer group consists of companies that are of a similar business nature including semiconductor companies, and other companies which compete with the Company for similar talent and human capital, and companies that do business in the relevant geographical locations, as well as positioned at the appropriate benchmark compensation.  The Compensation Committee has always been attentive to shareholders’ sensitivities and will continue to do so in the future by monitoring and adjusting to market best practice and being mindful of dilution and burn rates in connection with equity plans and grants.

When considering the proposed amendment to the Compensation Policy, the Compensation Committee and Board of Directors considered various other factors, including the Company’s long-term strategy, risk management approach, and the Company’s current size, nature of operations and the need to ensure the Company remains attractive and retentive to talent.  In addition, the Compensation Committee and Board of Directors took into account the executives’ incentive to exceed the Company’s corporate plans or defined performance targets and their potential contribution to achieving the Company’s long-term objectives and delivering sustained shareholder value.

Accordingly, in order to take into account growth plans, future strategic horizon and potential performance, it is proposed to amend the Compensation Policy (i) to permit the grant to executive officers, on an annual basis, of an additional performance-based equity award, in the form of performance-based stock units (“PSUs”), that would vest subject to and only in the event that the Company’s actual performance exceeds the corporate annual plan and/or pre-defined performance target(s) required to be met for the vesting of the initial PSUs awarded to the applicable executive officer for such period, in a value that shall be pre-determined by the Compensation Committee and Board of Directors, provided that the maximum value of any such additional PSUs shall not exceed 100% of the value of the initial PSUs awarded to the applicable executive officer for such period (“Upside PSUs”).  The terms of the Upside PSUs shall be in compliance with the terms of the Compensation Policy and the applicable Company equity-based incentive plan, and (ii) to update the ratio of total variable compensation to fixed compensation that may be awarded to the chief executive officer and the Other Executive Officers (as defined in the Compensation Policy) (referred to in the Compensation Policy as the “Executive Ratio”), to reflect such annual maximum potential upside performance-based equity award value that may be granted, to an Executive Ratio of 12.0 for the chief executive officer and 8.5 for Other Executive Officers.  The Compensation Committee and Board of Directors believe that the proposed amendment to the Compensation Policy is appropriate in order to further align our executives’ interest to our shareholders’ interest, to allow compensation packages in future years to reflect Company growth targets and to align to the Company’s peers per the industry benchmark and to reward the chief executive officer and Other Executive Officers for excellent performance that outperforms the pre-defined performance target(s) and/or corporate annual plan.  It is noted that the proportion of the performance-based RSUs has increased over the past years to constitute more than half of the equity awards to be granted to the executive officers.  The Company will continue to take a disciplined approach to managing possible shareholders’ dilution, therefore the cap of 10% on aggregate equity-based compensation continues to be maintained in the proposed amended Compensation Policy.

In addition, while the current Compensation Policy includes the minimum stock ownership guideline that was adopted by our Board of Directors that applies to our chief executive officer and directors (see Proposals 5 and 6, respectively), the directors’ minimum stock ownership guideline refers to the directors’ defined annual fee and does not specifically refer to the Chairman of the Board’s cash compensation component which differs from the directors’ annual fee.  Accordingly, we propose to amend the Compensation Policy to also specifically reference the Chairman of the Board’s minimum stock ownership guideline with specific reference to the annual cash compensation that applies to the Chairman of our Board of Directors, as set forth on Exhibit A attached to this Proxy Statement.

Under the Israeli Companies Law, the amendment to the Compensation Policy must be approved by the Compensation Committee, the Board of Directors and the shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed amendment to the Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law. To the extent not approved by the shareholders, the Compensation Committee and Board of Directors may nonetheless approve the amendment to the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amendment to the Compensation Policy of the Company, as described in Proposal 3 to the Proxy Statement and set forth on Exhibit A attached to the Proxy Statement.”

The approval of Proposal 3 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting through the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us as to whether or not he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his, her or its vote to be counted for the required majority with respect to this Proposal 3. If any shareholder casting a vote in connection with this Proposal 3 does not notify us as to whether or not he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4
APPROVAL OF AN INCREASE IN THE BASE SALARY OF OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., and Tower Semiconductor San Antonio, Inc.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by Special Majority, in that order.

Our Compensation Committee and Board of Directors conducted a comprehensive review of the compensation of Mr. Ellwanger in accordance with the current Compensation Policy and the proposed amended Compensation Policy (see Proposal 3) and in comparison to the benchmark data provided by the independent consultant (see Proposal 3), to ensure that his compensation components and total compensation remain aligned with the companies that the Company competes with for human capital and positioned at the appropriate benchmark compensation.

The Compensation Committee and Board of Directors are attentive to shareholders’ sensitivities by monitoring and adjusting the chief executive officer’s compensation terms to market best practice while ensuring that it maintains a competitive pay program for its executives that targets the achievement of strong performance for the Company’s shareholders.  The Compensation Committee and Board of Directors target a compensation level that is between the 50th and 75th percentile relative to the Company’s peer group due to Mr. Ellwanger’s exceptional performance and expected contribution to the Company’s future growth and profitability.

Based on such review, the Compensation Committee and Board of Directors concluded that Mr. Ellwanger’s annual base salary should be increased by 5% from $819,000 to $859,950, effective July 2021.  Mr. Ellwanger is a U.S. resident who relocated to Israel in 2005 to take the position as Chief Executive Officer of the Company. Mr. Ellwanger’s professional experience, skills and knowledge of all aspects of the semiconductor industry, including technical know-how, operational expertise and his customer, vendor and market familiarity, make Mr. Ellwanger unique in his capabilities and have allowed the Company to compete and succeed in gaining market share and improve its financial performance since the commencement of his employment.  It is the view of the Compensation Committee and the Board of Directors that Mr. Ellwanger’s compensation should be competitive with the Company’s global peer companies, many of which are located in the United States, where this proposed level of annual compensation is in line with the benchmark of the Company’s peer group companies as reflected in the benchmark data.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement.”

The approval of Proposal 4 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone, or through the Electronic System is requested to notify us as to whether or not he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her or its vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection with this Proposal 4 does not notify us as to whether or not he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.  For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF THE AWARD OF EQUITY-BASED COMPENSATION TO OUR
CHIEF EXECUTIVE OFFICER, MR. RUSSELL ELLWANGER

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by Special Majority, in that order.

As detailed in Proposal 4, our Compensation Committee and Board of Directors conducted a comprehensive review of the compensation of Mr. Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the current Compensation Policy and the proposed amended Compensation Policy (see Proposal 3) and in comparison to the independent benchmark data (see Proposal 3).  For details of the Company’s compensation principles and considerations in reviewing Mr. Ellwanger’s compensation terms, see Proposal 4.

After their evaluation and assessment, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, an annual equity grant to Mr. Ellwanger that is equal to the value of 6.75 annual base salaries ($5,804,663 if Proposal 4 is approved at the Meeting or $5,528,250 if Proposal 4 is not approved at the Meeting), comprised of 40% RSUs with time-based vesting and 60% performance-based stock units (the “Initial PSUs”).  The RSUs will vest over a three year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant.  The vesting of the Initial PSUs is subject to the attainment of certain pre-defined financial performance measures of net profit and cash from operations for the year ended December 31, 2021 (the “FY2021 Performance Measures”), weighted equally.  These two performance measures are reported within the Company’s annual financial statements, which are prepared in accordance with U.S. GAAP, and we believe best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin manufacturing mix and maintain a leading position in the specialty analog semiconductor industry. If the FY2021 Performance Measures are met, the Initial PSUs will vest over a three year period, such that one third of the Initial PSUs shall vest at the end of each year from the date of grant of the Initial PSUs over the three year period.

In addition, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of Upside PSUs with a maximum value of up to 10% of the Initial PSUs maximum target equity value (i.e., additional PSUs with an aggregate value of up to $348,280 if Proposal 4 is approved at the Meeting or up to $331,695 if Proposal 4 is not approved at the Meeting), which shall vest subject to and only in the event that the FY2021 Performance Measures exceed the pre-defined performance targets for such measures.  Subject to exceeding such pre-defined performance targets, the portion of the Upside PSUs that shall vest shall be in proportion to the degree by which such pre-defined performance targets were exceeded in relation to a certain upside target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs shall vest over a three-year period, such that one third of such portion of the Upside PSUs shall vest at the end of each year from the date of grant of the Initial PSUs over the three-year period.  We intend to disclose information with respect to the attainment of the FY2021 Performance Measures in our annual report on Form 20-F for the year ended December 31, 2021. The date of grant for the abovementioned awards shall be the date of the shareholders’ approval at the Meeting.

The proposed equity awards to Mr. Ellwanger, as described above, are in accordance with the equity plan of the Company and are in compliance with the current Compensation Policy and proposed amended Compensation Policy (see Proposal 3), as they have an aggregate value that is in line with the maximum annual value of equity that may be granted to the chief executive officer and are in line with the current and proposed amended ratio between the fixed and variable compensation components of the chief executive officer, and are consistent with the need to link the chief executive officer’s compensation and performance targets, which are aligned with the Company’s business strategy and with the responsibilities and duties to be performed by the chief executive officer.  Furthermore, the aggregate amount of all outstanding equity-based compensation grants at any time to all directors and employees, including the chief executive officer, continues to be below 10% of the Company’s share capital on a fully diluted basis, as required under the Compensation Policy and the proposed amended Compensation Policy.

The current Compensation Policy and proposed amended Compensation Policy include a stock ownership guideline under which the chief executive officer is required to own ordinary shares of the Company in a minimum value that equals at least three times his annual base salary, in order to further align the interests of our executives and our shareholders.  Mr. Ellwanger has five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum stock ownership, and during such period Mr. Ellwanger must retain at least 20% of any vested time-based RSUs granted to him from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the award of equity-based compensation to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal. In addition, under the Israeli Companies Law, the approval of such proposal is also subject to the Special Majority.

Each shareholder voting in person at the Meeting or by means of the accompanying proxy card, voting instruction form, Internet or telephone or through the Electronic System is requested to notify us as to whether or not he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her or its vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection with this Proposal 5 does not notify us as to whether or not he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For details regarding the meaning of “Personal Interest,” see above “Vote Required for Approval of the Proposals.”

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF AN EQUITY GRANT TO THE MEMBERS OF OUR BOARD OF
DIRECTORS (OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL ELLWANGER)

In compliance with the Company’s current Compensation Policy and proposed amended Compensation Policy (see Proposal 3), the Company may award equity-based compensation in the form of time-based RSUs to its directors, in accordance with the Company’s equity-based compensation policies and programs in place from time to time.

Subject to their appointment as directors under Proposal 1 above, the Compensation Committee and Board of Directors resolved to recommend to the shareholders to approve a grant to each of the members of the Board of Directors (other than to the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger) (the “Named Directors”) of time-based RSUs in a value of $125,000.  The Compensation Committee and Board of Directors target a compensation level for directors that is competitive relative to the Company’s peer group.  The Compensation Committee and Board of Directors believe that the proposed equity award to the Named Directors is appropriate as it is below the peer group’s compensation data reflected in the benchmark data presented by the independent consultant to the Compensation Committee and Board of Directors (see Proposal 3) and the maximum equity grant that may be awarded under the current Compensation Policy and proposed amended Compensation Policy. The RSUs shall vest over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.  If approved by shareholders at the Meeting, the grant date for such RSU award to each Named Director will be the date of approval by shareholders.

In accordance with common practice, in the event any Named Director’s service with the Company is terminated for any reason, including by way of resignation, prior to the second anniversary from the date of grant, (i) if the Named Director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the Named Director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

In accordance with the current Compensation Policy and proposed amended Compensation Policy, the Named Directors are required to own ordinary shares of the Company in a minimum value that equals at least 50% of his/her respective Annual Fee (as defined in the Compensation Policy and proposed Amended Compensation Policy) commencing July 2025. The Named Directors have five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum holdings, and during such period the Named Directors must retain at least 20% of any vested time-based RSUs granted to them from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

The terms of the proposed equity grants to the Named Directors are in accordance with the Company’s current Compensation Policy and proposed amended Compensation Policy and the applicable equity plan of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to their election as directors under Proposal 1, to approve the equity grant to each of the members of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement.”

The approval of Proposal 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
APPROVAL OF THE APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company’s independent registered public accountants for the year ending December 31, 2021 and for the period commencing January 1, 2022 and until the next annual shareholder meeting.

Following an effectiveness review, the Audit Committee concluded that Brightman Almagor Zohar & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

The fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2020 financial year were disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Commission on April 30, 2021, and shall be reported to our shareholders at the Meeting upon request.

It is therefore proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2021 and for the period commencing January 1, 2022 and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, is hereby approved.”

The appointment of Brightman Almagor Zohar & Co. as the independent registered public accountants of the Company and the authorization of the Audit Committee to determine such auditors’ remuneration require the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting via the Electronic System, Internet or telephone, holding Ordinary Shares representing in the aggregate at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED
FINANCIAL STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s consolidated financial statements as of December 31, 2020 and for the year then ended. This review and discussion will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2020, which form part of our annual report on Form 20-F for the year ended December 31, 2020, filed with the Commission on April 30, 2021, are available on the Company's website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il. Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents which were filed after November 4, 2002 on the Commission's EDGAR system are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel June 28, 2021

Exhibit A

Amendments to Compensation Policy for Executive Officers and Directors

The proposed amendments to the Compensation Policy are set forth below.  The underlined bold text is proposed to be added to the respective provisions of the Compensation Policy and the text in bold strikethrough is proposed to be deleted from the respective provisions of the Compensation Policy.

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Section 4.2 will be amended to read in its entirety as follows:

“As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be ~~8.0~~12.0 for the CEO and ~~6.25~~8.5 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the annual amortization over the vesting period.”

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Section 14.2 will be amended to read in its entirety as follows:

“The CEO may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed eight annual base salaries.  Each Other Executive Officer may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed four annual base salaries of such Other Executive Officer.  In addition, the Executive Officers may be granted, on an annual basis, additional PSUs that will vest subject to and only in the event that the Company’s actual performance exceeds the corporate annual plan and/or pre-defined performance target(s) required to be met for the vesting of the initial PSUs awarded to the applicable executive officer for such period, in a value that shall be pre-determined by the Compensation Committee and Board of Directors, provided that the maximum value of any such additional PSUs shall not exceed 100% of the value of the initial PSUs awarded to the applicable Executive Officer for such period. The terms of any such PSUs shall be in compliance with the terms of this Policy and the applicable Company equity-based incentive plan.

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Section 14.8.3 will be amended to read in its entirety as follows:

“The Directors will be required to own a minimum value that equals at least 50% of the Annual Fee (as defined below) in ordinary shares of the Company.  The Chair of the Board will be required to own a minimum value in ordinary shares of the Company that equals at least 50% of the annual cash compensation paid to him/her.  Each Director has 5 years from the date the board approved this guideline to accumulate said minimum, and during said period, the Director must retain at least 20% of the vested time-based RSUs that may be granted from the date this guideline is approved, until the guideline is met.”

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